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SEC FILE NUMBER	1-14437

CUSIP NUMBER	74973W 10 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RTI INTERNATIONAL METALS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1000 Warren Avenue

Address of Principal Executive Office (Street and Number)

Niles, Ohio 44446

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 could not be filed within the prescribed time period without unreasonable effort or expense because on November 9, 2005 the Audit Committee of the Board of Directors and the Board of Directors of RTI International Metals, Inc. (the “Company”) concluded, upon the recommendation of management, that, due to an error in the classification between cash flows from operating activities and cash flows from financing activities, the Company’s annual financial statements for the fiscal years ended December 31, 2003 and 2004, as well as the quarters ended June 30, and March 31, 2004 and 2005 and September 30, 2004, should no longer be relied upon. The Company intends to file restated annual financial statements on Form 10-K/A for each of the years ended December 31 2004 and 2003 and restated interim financial statements for each of the quarters ended March 31, 2005 and June 30, 2005 on Forms 10-Q/A. The restatement related to the September 30, 2004 quarter will be reflected in the September 30, 2005 Form 10-Q. Accordingly, the Company filed a Form 8-K on November 10, 2005 to report the basis for the restatements which Form 8-K is incorporated herein by reference. The Company expects to file its Form 10-Q for the Quarter ended September 30, 2005 within the next five calendar days. The Company expects to file their Form 10-K/A for the year ended December 31, 2003 and 2004 and Forms 10-Q/A for the periods ended March 31, 2005 and June 30, 2005 in the near future.
     These restatements are a result of errors in the classification of the tax effect of stock options exercised. Historically the tax benefit was incorrectly classified within the Consolidated Statement of Cash Flows in the category of “Cash Provided by Financing Activities.” The correct treatment is to reflect the tax benefit within the Consolidated Statement of Cash Flows in the category of “Cash Provided by Operating Activities.”
     These restatements do not affect the previously reported net change in cash and cash equivalents for the twelve months ended December 31, 2003 or 2004 or for the three months ended March 31, 2004 or 2005, the six months ended June 30, 2004 or 2005, or the nine months ended September 30, 2004. The restatements have no impact on any previously reported consolidated operating income, net income (loss), earnings per share, or on any element of the consolidated balance sheets for any date or period previously reported.
     The Company had previously concluded in Item 9A of its 2004 Form 10-K , as amended, that its internal control over financial reporting was ineffective as of December 31, 2004. The Company indicated that it had material weaknesses related to, lack of personnel with accounting knowledge, experience, and training in the application of generally accepted accounting principles commensurate with the Company’s financial reporting requirements. The Company believes this material weakness contributed to the restatement described above. The Company is in the process of remediating its material weaknesses.
     The Company’s management and audit committee have discussed the matters in this Form 12b-25 with the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William T. Hull, Vice President and Chief Accounting Officer	(330)	544-7700

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto and incorporated by reference.

RTI INTERNATIONAL METALS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ William T. Hull

William T. Hull, Vice President and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

Exhibit A
RTI International Metals, Inc. Form 12b-25
Explanation referred to in Part IV, Item 3
     On October 31, 2005 the Registrant furnished a Form 8-K to report the results of operations for the Quarter ended September 30, 2005. The Condensed Consolidated Statement of Income (Unaudited) contained in that Form 8-K is unaffected by the error that is causing the delay in filing the Form 10-Q for the period. Such statement reflects the changes in earnings between the quarter and nine months ended September 30, 2005 and for the quarter and nine months ended September 30, 2004 and is incorporated herein by reference.